NOTICE TO THE MARKET

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

São Paulo, March 10, 2026 - Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market, in compliance with the provisions of article 157, paragraph 4, of Law No. 6. 404, December 15, 1976, as amended ("Brazilian Corporate Law"), that, at a meeting of the Company's Board of Directors held on March 05, 2026 ("BoD Meeting”), the 12th (twelfth) issuance of 179,000 (one hundred and seventy-nine thousand) simple debentures, not convertible into shares, of the unsecured type, in single series (“Debentures” and "Issuance of Debentures") of the Company, with a unit value of R$1,000.00 (one thousand reais) each, on the date of their respective issue, in the total amount of R$179,000,000.00 (one hundred and seventy-nine thousand reais), which shall be intended for the Professional Investors, as referred to in the Articles 11 and 13 of CVM Resolution No. 30, dated May 11, 2021, pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), as currently in force, and whose issuer qualifies as an EGEM and, consequently, an EFRF (“Debentures Offering”).

The Debentures to be issued by the Company will be subject to public distribution, with the Debentures Offering being subject to the automatic rite of registration of a public offering for the distribution of securities, without the need for prior analysis by the CVM, by means of the automatic distribution registration rite, under the terms of article 25, 26, item IV, paragraph (a) of CVM Resolution 160, noting that the Company qualifies as a Large Market Exposure Issuer, and consequently as a Frequent Issuer of Fixed Income Securities, under the terms of articles 38 and 38-A of CVM Resolution No. 80, of March 29, 2022, as amended.

The procedure for collecting investment intentions will be adopted, with receipt of reserves from investors, without minimum or maximum lots, to be conducted by the underwriter of the Debentures Offering, pursuant to articles 61 and 62 of CVM Resolution 160, as well as under the terms of the distribution agreement, subject to the provisions of article 61, paragraphs 2 and 3, of CVM Resolution 160, through which the underwriter of the Debentures Offering will verify the market demand for the Debentures ("Bookbuilding Procedure").

The net funds raised by the Company through the Issuance of Debentures will be used, pursuant to Article 2, paragraph 1, of Law 12,431, item I of Article 2 of Decree 11,964, and CMN Resolution 5,034, to reimburse expenses already incurred in connection with the priority project. Pursuant to Ordinance No. 419, dated August 29, 2024, issued by the Ministry of Ports and Airports, the priority project was filed with such Ministry on March 03, 2026, under process SEI 50020.001158/2026-84. The Debentures will meet the requirements of Article 2 of Law 12,431, so that their holders may be entitled to the tax benefits provided for by law.

Notwithstanding the approval within the scope of the BoD Meeting, it should be noted that the completion of the Debentures Offering and, consequently, the payment of the Debentures, is subject, among other factors, to market conditions and compliance with the applicable contractual, regulatory and normative requirements.

The minute of the Meeting of the Company's Board of Directors that approved the terms and conditions of the Debentures and the Issuance of Debentures, are available for consultation on the Company's website (https://ri.suzano.com.br/Portuguese/Arquivamentos/Documentos-entregues-a-CVM/default.aspx) and on the CVM website (www.cvm.gov.br).

The Company will keep its shareholders and the market informed about the development of the Issuance of Debentures and the Debentures Offering, as well as any new relevant developments linked to the Issuance of Debentures. This notice to the market is for information purposes only, under the terms of the regulations in force, and does not constitute and should not be interpreted as any effort to sell the Debentures.

Finally, Suzano reiterates its commitment to financial discipline and transparency with its investors.

São Paulo, March 10, 2026.

Vice-President of Finance and Investor Relations